FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2008

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

*	The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Delhaize Group Sets Up the ‘Delhaize Group Fund’

BRUSSELS, Belgium – March 17, 2008 – Delhaize Group (Euronext Brussels: DELB, NYSE: DEG), the Belgian international food retailer, announced today that it is intensifying its citizenship efforts through the set up of the ‘Delhaize Group Fund’ with the objective to support social cohesion within local communities. The Delhaize Group Fund is a company fund, hosted by the King Baudouin Foundation and joins the numerous other charitable initiatives of Delhaize Group, including its four U.S. foundations.

“Good citizenship is core to our strategy. Finding ways to positively impact the communities and immediate environment in which we operate, is a true commitment for Delhaize Group. On a daily basis, the more than 2,500 Delhaize stores play a crucial role in the local communities where they are rooted”, says Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group. “That is why we found it appropriate to focus the Delhaize Group Fund on the support of local projects promoting social cohesion. I want to thank the King Baudouin Foundation to help us in setting up and managing the Delhaize Group Fund.”

The Delhaize Group Fund acting as a catalyst for a variety of charitable efforts, is one of the many initiatives of Delhaize Group and its operating companies in this area. In 2007 alone, Delhaize Group donated approx. EUR 6 million in cash to charitable organisations. In addition, EUR 4.3 million in cash and approx. 16,000 tons of products were donated with the help of customers, associates and suppliers. The focus of the charity efforts of Delhaize Group in the local communities is on poverty, healthcare and education.

Some of these efforts are done through the foundations of the U.S. subsidiaries of Delhaize Group. Food Lion, the largest operating company of Delhaize Group, supports the Food Lion Charitable Foundation and the Lion’s Pride Foundation. In addition, Delhaize Group operates in the U.S. the Hannaford Charitable Foundation and Sweetbay Supports.

Delhaize Belgium supports as well a large number of charitable initiatives. Associates can get financial aid for charity projects with which they are actively involved. Delhaize Belgium has a long-term partnership with the Food Banks, for which it collected more than 1,000 tons food in 2007 and the Olympic Health Foundation to develop health awareness.

Delhaize Group Fund

The Delhaize Group Fund is aiming for charitable initiatives stimulating contacts and promoting integration amongst persons of different generations, of various cultures, with diverse social and economic backgrounds in a neighbourhood or district. In the first year 2008, the call for proposals of the Delhaize Group Fund is directed towards Delhaize Group’s home market, Belgium. Over time, as the Delhaize Group Fund has been built out further, projects emanating from other countries where Delhaize Group operates will also be eligible for support while its operating companies will continue to actively support local communities as they have been doing for so many years now.

The Belgian King Baudouin Foundation advised in setting up the Delhaize Group Fund and will manage the administration of the selected projects. The King Baudouin Foundation is an independent and pluralistic Belgian foundation with an international approach.

Application for and Selection of 2008 Projects

Before June 12, 2008, each individual, group, formal or informal association or committee can submit a proposal for projects which support the social cohesion within communities in Belgium. It is not necessary that the person or group is already actively engaged in social development.

The projects on which an independent jury will decide, can receive a financial support of maximum EUR 5,000 from the Delhaize Group Fund. The total amount made available by Delhaize Group in 2008 to the fund is EUR 150,000.

Besides a jury existing out of representatives of Delhaize Group and external experts appointed by the King Baudouin Foundation, Delhaize Group’s own employees will take part in selecting the projects.

More information concerning the application and selection procedure can be found on the website of Delhaize Group (www.delhaizegroup.com) and the King Baudouin Foundation (www.kbs-frb.be). The application form can be requested as well by tel. 00 32 70 23 30 65 (to be sent by mail) or e-mail proj@kbs-frb.be.

Direct link to the application and selection procedure page.

Delhaize Group

Delhaize Group is a Belgian food retailer present in seven countries on three continents. At the end of 2007, Delhaize Group’s sales network consisted of 2,545 stores. In 2007, Delhaize Group posted EUR 19.0 billion (USD 26.0 billion) in revenues. In 2007, Delhaize Group posted EUR 410.1 million (USD 562.1 million) in net profit. Delhaize Group employs approximately 138,000 people. Delhaize Group is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on http://www.delhaizegroup.com.

Guy Elewaut

GElewaut@delhaizegroup.com

Barbera Hoppenbrouwers

BHoppenbrouwers@delhaizegroup.com

Tel. + 32 -2-412 86 69

Square Marie Curie 40 B – 1070 Brussels

www.delhaizegroup.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

	By:	/s/ G. Linn Evans
Date: March 31, 2008		G. Linn Evans
Vice President